

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

August 5, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Guy A. Paglinco
VP – CAO and Interim CFO
Russ Berrie and Company, Inc.
1800 Valley Road
Wayne, New Jersey 07470

> RE: Form 10-K for the fiscal year ended December 31, 2008
> Form 10-Q for the period ended March 31, 2009
> File No. 1-8681

Dear Mr. Paglinco:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

FORM 10-K FILED ON DECEMBER 31, 2008

Management's Discussion and Analysis, page 22

2. The goodwill impairment charge resulted in part from adverse equity and credit
market conditions that caused a sustained decrease in current market multiples and
your stock price, a decrease in valuations of U.S. public companies and
corresponding increased costs of capital created by the weakness in the U.S. financial
markets and decreases in cash flow forecasts for the markets in which you operate.
Please expand your disclosures to specifically discuss the significant estimates and
assumptions which led to the impairment charge, including the changes in estimates
and assumptions which resulted in decreased cash flow forecasts. In light of these
decreased cash flow forecasts and other factors which led to the goodwill impairment
charge, please also address the following:
   • Please expand your company outlook section to discuss the expected future
impact of these factors on your operations and financial position. You should
consider providing detailed information on your customers, recent order activity,
expected trends, management's response for managing these events, potential
future actions by management and other detailed information;
   • Please address in your disclosures the expected impact of these factors to current
and future cash flows and how you expect recent economic events, including the
credit shortage, may affect other sources of liquidity; and
   • Please discuss what consideration you gave to these factors in assessing the
recoverability of your inventory.

Critical Accounting Policies

Long-Lived Assets, page 39

3. Your disclosures on page 20 discuss your testing of impairment of goodwill and
certain indefinite-lived intangible assets. Please provide a comprehensive discussion
regarding your considerations of whether your other intangible assets, including those
which are amortized, could be impaired. In this regard, you should clearly discuss
any events or changes in circumstances which could indicate that an intangible asset
should be tested for recoverability pursuant to paragraph 8 of SFAS 144, whether the
intangible asset was tested for impairment, significant estimates and assumptions
used in your analysis, and whether you recorded an impairment charge. For example,
in light of the factors which led to the recording of a goodwill impairment charge in
2008, the majority of which originated from the purchase of Kids Line in 2004, please
disclose whether you tested your other intangible assets related to Kids Line for
impairment pursuant to SFAS 144. If not, please address why not.

4. During the fourth quarter of 2008, you recorded an impairment charge of $6.7 million on your Applause® tradename in connection with the Gift Sale and $3.7 million in connection with the tradenames from three of your infant and juvenile operating companies. Please further expand your disclosures to address the factors which led you to determine that the tradenames should be tested for impairment as well as how you arrived at the impairment amount.

Accrued Liabilities and Deferred Tax Valuation Allowances, page 39

5. Please expand your disclosures to provide additional insight on how you determined it is more likely than not that you will realize your deferred tax assets with the exception of those for which you recorded a valuation allowance of $28.2 million. In this regard, please consider each of the following points in your disclosures:
    *   Please expand your discussion of the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on the remaining deferred income tax assets. You should consider discussing the significant estimates and assumptions used in your analysis. Please discuss how you determined the amount of the valuation allowance to record;
    *   Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;
    *   Please include an explanation of the anticipated future trends included in your projections of future taxable income; and
    *   Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Liquidity and Capital Resources, page 28

6. Please discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. When there are significant changes in the sources and uses of cash, please advise how you determined that the sources will continue to be sufficient to meet your needs. For example, your disclosures on page 34 indicate that there was a significant reduction in the maximum commitment amounts under your credit agreements in the second amendment to your credit agreement from $175 million to $130 million.

FORM 10-K/A#1 FILED ON APRIL 30, 2009

Notes to the Financial Statements

General

7. Please provide the enterprise-wide disclosures required by paragraphs 37 through 39 of SFAS 131, as applicable.

Note 2 – Summary of Significant Accounting Policies

Cost of Sales, page 10

8. Please further clarify in your disclosures whether cost of sales includes internal transfer costs, warehousing costs, and outbound shipping and handling costs from the warehouse to customers. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
    *   the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
    *   in MD&A that your gross profit may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, general and administrative expenses.

Note 3 – Acquisitions

CoCaLo, page 16

9. The excess value received of $422,000 above the purchase price was recorded in other long-term liabilities and will be recognized in the consolidated financial statements upon the settlement of the contingent purchase consideration as a reduction of goodwill or an extraordinary gain. Please advise what consideration you gave to paragraph 44 of SFAS 141 in accounting for this excess value.

Note 4 – Sale of Gift Business and Discontinued Operations, page 19

10. Please help us better understand how you determined it was appropriate to present the operations of the gift business as discontinued. In this regard, please address the following:
    *   You received a 19.99% interest in the buyer, which you account for using the cost method pursuant to APB No. 18. Please help us understand how you determined that you do not exercise significant influence. Please address the following factors in your analysis:

o The nature and significance of the interest given that it does not appear that there would be a substantive difference between a 20% interest versus a 19.9% interest;

o The capitalization structure of the investee and whether the investee effectively is being funded primarily by you; and

o Any voting rights, veto rights, and other protective and participation rights held by you including any ability to participate in financial, operating, or governance decisions. This should include any involvement in the management of the investee, including any representation on the board of directors.

Refer to SAB Topic 5:Z.4; and

• Please tell us what consideration you gave to EITF 03-13. Specifically address your consideration of each of the issues discussed in this EITF, which should include your analysis of whether there are significant continuing direct cash flows and whether you have significant continuing involvement.

Note 5 – Goodwill and Intangible Assets, page 20

11. You determined that the amortization period of all of your customer relationship intangible assets should be twenty years. Please help us understand how you arrived at this amortization period based on your consideration of paragraph 11 of SFAS 142. Please also address how you determined that they should all have the same amortization period.

Note 9 – Debt, page 24

12. In addition to your disclosure of the specific terms of material debt covenants in your credit agreement and the required ratios under these covenants included on page 41, please disclose your actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Also, please clarify in your disclosures how EBITDA is defined and retitle this measure if it is not computed as commonly defined. One choice may be to call it Adjusted EBITDA. In a similar manner, define and retitle EBITDA, if necessary, in your Forms 8-K.

Note 13 - Weighted Average Common Shares, page 31

13. Please disclose how you treat restricted stock and restricted stock units for purposes of calculating basic and diluted earnings per share. Please separately discuss vested and unvested restricted stock and stock units. Given that a holder of restricted stock

has all of the rights of a shareholder including the right to receive dividends, please tell us what consideration you gave to FSP EITF 03-06-1.

Note 17 – Shareholders' Equity

Share-Based Compensation, page 33

14. Please disclose the circumstances surrounding forfeitures and cancellations of options shown on page 35 for each period presented. If any forfeitures or cancellations of options were due to the options being returned by the holder to you prior to their expiration or you cancelling the options prior to their expiration, please supplementally explain to us in greater detail the timing, terms, circumstances, and accounting for each of these transactions, including the related dollar amounts recorded in each period presented.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

15. Please address the above comment in your interim filings as well.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

       Sincerely,

       Rufus Decker
       Accounting Branch Chief